Exhibit (a)(5)(B)

Contact: Charles Lambert
Finance Director
Medical Properties Trust, Inc.
(205) 397-8897
clambert@medicalpropertiestrust.com
MEDICAL PROPERTIES TRUST, INC. AND MPT OPERATING PARTNERSHIP, L.P. ANNOUNCE
PRICING OF PENDING CASH TENDER OFFER FOR MPT OPERATING PARTNERSHIP, L.P.’S
OUTSTANDING 9.25% EXCHANGEABLE SENIOR NOTES DUE 2013
     Birmingham, AL — July 11, 2011 — Medical Properties Trust, Inc. (the “Company”) (NYSE: MPW) and MPT Operating Partnership, L.P. (the “Operating Partnership”, and together with the Company, “Medical Properties Trust”) today announced that they have determined the purchase price to be paid in connection with their pending cash tender offer to purchase any and all of the outstanding 9.25% Exchangeable Senior Notes due 2013 (CUSIP Number 55342NAG5) issued by the Operating Partnership. The tender offer is being made solely pursuant to the Offer to Purchase dated June 15, 2011 (as amended, the “Offer to Purchase”) and the accompanying Letter of Transmittal, as amended, which were filed by Medical Properties Trust with the Securities and Exchange Commission on June 29, 2011, as exhibits to a Tender Offer Statement on Schedule TO. The terms and conditions of the tender offer are more fully set forth in those documents.
     Upon the terms and subject to the conditions set forth in the Offer to Purchase, holders whose exchangeable notes are validly tendered (and not validly withdrawn) and accepted for purchase by Medical Properties Trust before the expiration of the tender offer, which is 12:00 midnight, New York City time, on July 13, 2011 (inclusive of July 13, 2011), unless extended or earlier terminated by Medical Properties Trust, will receive $1,185.29, in cash, for each $1,000 in principal amount of exchangeable notes tendered. In addition, holders will receive in respect of their exchangeable notes that are accepted for purchase, accrued and unpaid interest on the principal amount of the accepted exchangeable notes from the last interest payment date to, but not including, the settlement date of the tender offer.
     The purchase price for the exchangeable notes was determined promptly after the close of trading on the New York Stock Exchange on July 11, 2011, pursuant to the Offer to Purchase. The purchase price for the exchangeable notes is also available at http://www.gbsc-usa.com/mpt and will be available from the information agent for the tender offer.
     This press release is for informational purposes only and is not an offer to sell or purchase or the solicitation of an offer to sell or purchase any securities discussed herein. The tender offer is only being made pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. None of Medical Properties Trust, the dealer manager, the depositary, the information agent, the trustee or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their exchangeable notes in the tender offer. Holders are urged to read the documents related to the tender offer carefully before making any decision with respect to the tender offer. Holders must make their own decisions as to whether to participate in the tender offer, and if they decide to do so, the principal amount of the exchangeable notes to tender.
     Medical Properties Trust has engaged Deutsche Bank Securities Inc. to act as dealer manager for the tender offer. Medical Properties Trust has engaged Global Bondholder Services Corporation to act as information agent and depositary for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation at (866) 470-3900 (U.S. toll free) or at (212) 430-3774 (collect), or in writing to 65 Broadway, Suite 404, New York, NY 10006, Attention: Corporate Actions. Questions regarding the tender offer may be directed to Deutsche Bank Securities Inc. at (800) 503-4611 (U.S. toll free), or in writing to 100 Plaza One, Jersey City, New Jersey 07311.

     About Medical Properties Trust, Inc.
     Medical Properties Trust, Inc. is a Birmingham, Alabama based self-advised real estate investment trust formed to capitalize on the changing trends in healthcare delivery by acquiring and developing net-leased healthcare facilities. These facilities include inpatient rehabilitation hospitals, long-term acute care hospitals, regional acute care hospitals, ambulatory surgery centers and other single-discipline healthcare facilities, such as heart hospitals and orthopedic hospitals.
     The statements in this press release that are forward looking are based on current expectations and actual results or future events may differ materially. Words such as “expects,” “believes,” “anticipates,” “intends,” “will,” “should” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results of Medical Properties Trust or future events to differ materially from those expressed in or underlying such forward-looking statements, including without limitation: Medical Properties Trust’s ability to consummate the tender offer for the exchangeable notes; national and economic, business, real estate and other market conditions; the competitive environment in which Medical Properties Trust operates; the execution of Medical Properties Trust’s business plan; financing risks; the Company’s ability to maintain its status as a REIT for federal income tax purposes; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally or healthcare real estate in particular. For further discussion of the factors that could affect outcomes, please refer to the “A Warning About Forward-Looking Statements” and “Item 1A. Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as further updated by the Company’s subsequent SEC filings. Except as otherwise required by the federal securities laws, Medical Properties Trust undertakes no obligation to update the information in this press release.

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